RECEIVED

29 A

[redacted]

08000403

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

18th January, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 18th January, 2008 has issued and allotted 7,97,770 Ordinary Shares of Re.1/- each, upon exercise of 79,777 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 18th January, 2008, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 376,66,36,600/- divided into 376,66,36,600 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

1/29

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

18th January, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the
Quarter and Nine months ended 31st December, 2007

Further to our letter dated 18th January, 2008 forwarding the Unaudited Financial Results of the Company for the Quarter and Nine months ended 31st December, 2007, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

January 18, 2008

Financial Results for the quarter ended 31st December 2007

Post tax profits up 15.8%

ITC's **Net Turnover** for the quarter, at Rs. 3458 crores grew by 11% with a 50% growth in revenues from the newer FMCG businesses such as Foods, Lifestyle Retailing and Stationery coupled with healthy increases in revenues from the Hotels and Paperboards and Packaging businesses mitigating the muted growth in the cigarette business as a result of significant increases in taxation.

While the Company's **Pre-tax Profit** for the quarter at Rs. 1226 crores registered a growth of 15.5%, **Post-tax profit** at Rs. 831 crores grew by 15.8%. **Earnings Per Share** for the quarter stood at Rs. 2.21.

FMCG - Others

Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly with sales growing 60% over last year. The unwavering commitment to benchmarked high quality standards enabled ITC to rapidly gain market standing in all its six brands, namely Aashirvaad, Sunfeast, Bingo!, Candyman, Minto and Kitchens of India.

The **'Bingo!'** range of salty snacks continued to make waves with its extension into target markets during the quarter. 'Bingo!' has delighted the consumer with its varied range suited to the Indian palate, developed with the company's proven strengths in the branded cuisine businesses. Such synergies, coupled with deep consumer insights and high decibel communication have resulted in Bingo! emerging as a major brand within three quarters of its launch. Its recognition as the best brand launch of the year 2007 by Business Standard and 4Ps underscores its significant success.

The biscuit category continued its growth momentum with sales growing by 58%. The excise relief accorded in the budget to low and mid priced biscuits, consistent with the government's stated intention to promote the food processing

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India
Phone : 22889371 ● Fax : 22882259/0655

industry, has given a fillip to the sector. It is hoped that the government would consider the industry's representation favourably and extend the relief to the entire category. During the quarter, the ' **Sunfeast'** range of biscuits was further enhanced with the launch of '**Coconut' and 'Nice'** variants and the addition of '**Sunfeast BenneVita Flaxseed'** biscuits. These, together with increased sales of higher value variants like Creams, Crackers and Cookies have further improved the product mix.

In the Staples category, **'Aashirvaad Atta'** continued to build on its leadership position amongst the branded players with revenues growing by 39 % during the period. The recent launch of **Aashirvaad MP Chakki Atta** has met with excellent consumer response and is being extended to target markets. The business is also scaling up the branded spices volumes under the Aashirvaad brand, further strengthening the portfolio of healthy cooking aids for the discerning Indian homemaker.

The Confectionery category grew by 38% driven mainly by Deposited Mint and Eclairs. The product range was further expanded with the launch of **Natkhat Go-wawa** and **'Mint-O Blue' singles,** a compressed tablet confectionery in a pillow-pack packaging format . As per AC Nielsen data for the July – Sep 07 quarter, ITC emerged as the market leader in the throat lozenges segment. A blend of effective distribution, aggressive trade level activity and consistent marketing efforts have helped the business to gain a substantial market share in this segment.

Sales of **Ready to Eat** foods under the **Kitchens of India and Aashirvaad** brands grew by 63% during the quarter due to higher volumes of Instant mixes and Pasta. Rasmalai and Vada mixes, the latest entrants to the portfolio, met with excellent response from the consumers during the festival season.

Lifestyle Retailing

The Lifestyle business posted a robust growth of 26% during the quarter. With the addition of two more stores, the retail footprint now stands at 44 'Wills Lifestyle' stores, complemented by an expanded network of John Players 'exclusive brand outlets' and increased presence at reputed 'large format stores' and 'multi-brand outlets'. These exclusive stores through their world-class ambience, customer facilitation and clearly differentiated product presentation offer the fashion conscious consumers a truly 'international shopping experience'.

'Wills Lifestyle' received recognition as the **RETAILER of The Year - Fashion & Lifestyle (Apparel)** – part of the **Reid & Taylor Awards for Retail Excellence.** The nationwide chain of stores offers a complete fashion wardrobe comprising of 'Wills Classic' formal wear, 'Wills Sport' relaxed wear, 'Wills Clublife' evening wear and fashion accessories for both men and women. The Wills Lifestyle range is a classy expression of cutting-edge trends in tune with the international fashion mood, styled and accessorized to give discerning customers the look of the season.

In the popular segment, the **'John Players'** brand posted handsome gains fuelled by both increased volumes and improved realizations. The business continues to leverage celebrity association. Hrithik Roshan with his innate style, vibrancy and playfulness best personifies the John Players brand. The recent launch of **'Miss Players'** with its range of trendy fashion wear for young women has been a success.

Given the strength of its brands, ITC is committed to building a dominant presence in the apparel market through a robust portfolio of offerings.

Personal Care

The portfolio of products in the premium personal care segment continued to be expanded with the launch of Fiama Di Wills soaps, which offer the benefit of gentle and effective care by combining nature and science. **'SkinSense Soft Green' soap** from the Fiama Di Wills stable is a gentle caring soap. It helps enhance the radiance of skin proteins to create a beautiful look. The packaging has a contemporary look. The fragrances have been developed by a leading international house.

The 'Fiama Di Wills' range of shampoos and shower gels launched in the last quarter are now available at all major markets. The company has recently launched **Fiama Di Wills Polishing Drops** (conditioner), which is enriched with Avocado Oil and Burdock extract to make the hair feel smooth and shiny. These superior products are an outcome of years of R & D based product development. They reflect ITC's deep consumer insight.

The **'Superia'** range of **Soaps and Shampoos** in the mass-market segment have gained wide acceptance from consumers. It is now being extended to select markets.

Greeting, Gifting & Stationery Business

The stationery business continued to be scaled up with sales during the quarter increasing by 39% over last year. Leveraging the trade marketing and distribution strengths of the FMCG business, **Classmate** and **Paperkraft** have become the most widely distributed brands in the country. The Classmate range builds in regional preferences and caters to the requirement of All India & State Education Boards thereby addressing needs across all school going children. The Paperkraft designer range consisting of notepads and multi subject notebooks in varied binding formats, is gaining wide acceptance among working executives and college students. The business has launched in select markets a range of **Children's Books** comprising read aloud tales, activity books and puzzles.

In line with its **'Citizen First'** philosophy, the Company continues to contribute Re.1 for every notebook sold to its social responsibility initiatives.

Safety Matches & Incense Sticks

The safety matches business continued to draw on the synergies arising from the acquisition of Wimco Ltd by Russel Credit Ltd., (a wholly owned subsidiary of the Company), to improve the profitability of the business. The value added brands such as **'Aim Mega'** and **'Aim Metro'** launched in the first half of this fiscal are now more widely available and continue to gain market share. The business has launched **'Homelites Glo'** matches in select markets. This is an innovative offering with **'Glow in The Dark'** features, enabling consumers to locate the matchbox in the dark.

Increased consumer preference for the Company's **'Mangaldeep'** brand of Agarbattis is reflected in the revenue growth of 31% this quarter. 'Mangaldeep' is now a visible national brand in the incense sticks category. Towards ensuring a consistent quality product, the business has successfully collaborated with small producers, seven of whom have obtained the ISO 9001 quality certification.

FMCG-Cigarettes

The Company's persistent efforts in value creation through internationally benchmarked quality products have enabled it to sustain its leadership position in the industry. Significant investments in product design, innovation and manufacturing technology, and improved marketing and distribution processes have fortified the market standing of its brands.

The cause for anxiety, however, stems from the steep increase in indirect taxes on cigarettes in India. During the quarter, the business continued to suffer the full impact of VAT imposed by most States in India, central sales tax as applicable and trade taxes in the state of U.P along with the increase in excise duties on cigarettes in excess of 6% - all of which has affected the cigarette industry adversely. The additional burden of indirect taxes during the quarter aggregated to Rs 513 crores, consequent to the staggering increase in such taxes of 29% per pack over the corresponding quarter of the previous year. Such high rates of taxation at nearly 132% of the value of the product (ex factory price net of taxes) will only drive consumers to switch to cheaper and inferior forms of tobacco, resulting in lower revenue collections by the Exchequer from this sector.

The implementation of VAT in U.P. with effect from 1st January 2008 and the concurrent withdrawal of trade tax in the state is however a welcome development.

The requirement to print pictorial health warnings on tobacco product packs under the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) and the consequential constriction in consumption will jeopardise the livelihood of 35 million people dependent on the tobacco industry. Restrictive measures of this nature should be preceded by the creation of alternative sources of income for those so affected.

Hotels

The Hotels business continued to record healthy growth during the quarter with Segment revenues growing by 11%, driven by improved REVPAR (revenue per available room) and superior food & beverage performance.

The renovation of the premium Towers Block at ITC Hotel The Maurya New Delhi - The Luxury Collection ("Maurya") was successfully completed during the quarter. Like wise, product upgradation and renovation at three other hotels were also completed consistent with the premium positioning of the chain. The Maurya has joined hands with the Singapore based Tung Lok Group to open its hugely popular Chinese restaurant, **My Humble House**. The roof-top restaurant's minimalist décor with bold design elements is conceptualized by the renowned Japanese design firm Myu Planing. The menu consisting of generous international flavours fuses with the ambience to create an enjoyable experience of contemporary Chinese cuisine.

Construction activity in respect of the new super-deluxe luxury hotels at Bangalore and Chennai is also progressing satisfactorily as per project plans.

Paperboards, Specialty Paper & Packaging

The business posted steady growth with segment revenues improving by 11% during the quarter. This was driven by a 14% improvement in volumes of the Value Added Portfolio of paper and paperboards and robust performance of the packaging business.

The new pulp mill project is nearing completion and is slated for commissioning in the last quarter of this fiscal. Steady progress is also being made in the completion of the new paper machine. The pulp mill with a capacity of 120000 tons of hardwood pulp will provide a distinct cost advantage, apart from removing the dependency on imported hardwood pulp, which has seen an unprecedented run-up in prices, adversely affecting margins across the industry. The paper machine will augment capacity by about 1,00,000 TPA in 2008/09 and will drive growth based on strong forward linkages with the stationery business.

The business recently commenced marketing a range of paper cups under the brand name **'Spectra'** made out of paperboard manufactured with the environment friendly ECF (Elemental Chlorine Free) technology. The ECF paperboards conform to the standards for food grade paperboards as per US FDA. This will enable the business to exploit new opportunities in the marketplace.

In line with the Company's objective of achieving total self-sufficiency in fibre, t he business is according high priority to its accelerated fibre programme for high yielding disease resistant clonal saplings developed by its in-house R&D. This project provides sustenance and livelihood to tribal farmers located in proximity

to the paper mill. The business continues to provide free support and extension services for land development, planting of saplings and maintenance of plantations.

In the Packaging and Printing business, capacities are being augmented in the flexibles and carton lines at Chennai and Uttarkhand to deliver innovative packaging to the Foods business and other external customers. The business is steadily scaling up supplies of value added packaging to the Consumer Electronic industry from its Chennai facility. It also continues to supply distinctive and superior quality packaging to the cigarette business. State-of-the-art technology, world-class standards and a highly skilled and dedicated team have all come together to deliver sustained competitive advantage to the company.

Agri business

Though segment revenues have de-grown by 9% primarily due to restrictions on the export of non-basmati rice, the business posted robust growth in profits riding on record exports of leaf tobacco. The business has also successfully re-negotiated pricing of its export orders to offset the impact of the appreciating rupee.

The business continued to source high quality agri produce at competitive prices by leveraging the e-Choupal channel, particularly in the wheat and potato verticals. The rural distribution initiative made good progress, nearly doubling the channel throughput. On the rural retail front, 21 **'Choupal Saagars'** are now operational in the three states of Madhya Pradesh, Maharashtra and Uttar Pradesh. These 'Choupal Saagars', in synergistic combination with the e-Choupal network, would serve as the core infrastructure to support ITC's rural distribution strategy. The business is progressing a pilot project for retailing fresh fruits and vegetables. Three **Choupal Fresh Cash & Carry Stores** and six Choupal Fresh retail stores are currently operational at Hyderabad, Pune & Chandigarh. The Company has set up a comprehensive supply chain for ensuring the availability of fresh products in the market, besides establishing direct linkages with the farmers for sourcing farm fresh produce.

Cigarette leaf tobacco exports grew by 37% during the Quarter. The business, one of the largest integrated source of quality tobaccos, serves customers in 48 countries across 69 destinations whilst co-creating and delivering value at every stage of the leaf tobacco value chain.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company made steady progress during the quarter in its social and environmental initiatives.

The Company continued to intensify its footprint in the social sector by expanding to newer districts during the year and retained focus on the three main areas of

interventions under **'Mission Sunehra Kal'**: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising genetic improvement in livestock and women's economic empowerment; and (c) community development, with focus on primary education and health and sanitation. The Company currently runs 61 social development projects in 44 districts spread over the states of Kerala, Andhra Pradesh, Karnataka, Tamil Nadu, Maharashtra, Madhya Pradesh, Uttar Pradesh, Rajasthan, Orissa, West Bengal and Bihar.

The Company's unique initiative of wasteland development through its Farm and Social Forestry Programmes was scaled up to take the total area under coverage to 77,000 hectares providing approximately 35 million person days of employment among the disadvantaged. The Company's Social Forestry Programme has so far promoted plantations covering 11,571 hectares in 388 villages reaching out to more than 13,300 poor households. Not only have their earnings per acre improved significantly, most beneficiaries have also ensured that their contribution to the Village Development Fund continues apace. Their own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development.

ITC has recently won two prestigious awards for its watershed development initiatives. The Company won the **Corporate Social Responsibility Crown Award for Water Practices** from UNESCO and Water Digest for its distinguished work carried out in the water sector in India. ITC also received the **National Award for Excellence in Water Management 2007** in the 'beyond the fence' category from the CII Sohrabji Godrej Green Business Centre for its leadership role in implementing water and watershed management practices.

In the recent past, ITC has also won the **Ryutaro Hashimoto Incentive Prize** given by the Asia Pacific Forum for Environment & Development, which aims at promoting information dissemination of good practices towards sustainable development in the Asia-Pacific region; and the **Asian CSR Award for Environmental Excellence** from the Asian Institute of Management.

The soil and moisture conservation programme, designed to assist farmers in identified moistures-stressed districts continued to expand its coverage during the quarter. To date, about 1,782 water-harvesting structures provide critical irrigation to about 16,556 hectares. In all, the watershed development programme today covers 31,976 hectares.

In continuation of its policy of providing an integrated solution for promoting a sustainable water management regime, the Company lays equal emphasis on ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices have been supported with the promotion so far of more than 11,629 organic fertiliser units through vermi-composting and NADEP technologies.

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvement of cattle through artificial insemination to produce high-yielding crossbred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. Ninety-Five cattle development centres already cover more than 1,900 villages. To date, these centres have provided integrated animal husbandry services to more than 1.36 lakh milch animals. The initiative for the economic empowerment of women also continued apace: to date, 13,807 women have been organised under 913 self-help groups (SHG) with total savings of Rs 76.94 lakhs. Nearly 7,300 women have been gainfully employed either through micro-enterprises or as self-employed through income generation loans.

Chairman Y C Deveshwar was conferred the SAM/SPG Sustainability Award 2007 in Zurich, Switzerland in recognition for his extraordinary leadership and pioneering work in developing, implementing and promoting sustainability in ITC, through innovative corporate strategies that led to significant societal development. The Award has been instituted by the Sustainability Asset Management group and Sustainable Performance Group of Switzerland.

The Board of Directors, at its meeting in New Delhi on 18th January 2008, approved the financial results for the quarter ended 31 st December 2007, which are enclosed.

(Nazeeb Arif)
Vice President
Corporate Communications

END